FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 8, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Launches Strategic Review Of Its Equity Capital Markets Framework

February 8, 2019

Moscow, Russian Federation — MTS PJSC (“MTS” — NYSE: MBT; MOEX: MTSS), the leading Russian telecommunications operator and digital service provider in Russia, today announces the beginning of a review of the Company’s equity capital markets strategy and existing listing structure. The goal of the review is to evaluate the Company’s equity financial strategies to optimize available liquidity, and minimize the costs, relative to the benefits achieved, for both the Company and its investors.

The Company’s public free-float structure remains largely unchanged since its IPO in 2000. We believe that it is now an opportune time to consider our capital markets and listing framework in the context of global developments and the Company’s operational realities. Key factors considered include:

•                           Evidence of a global trend in shifting liquidity towards local exchanges and home markets, both for international and Russian public companies

•                           Increased prominence of the Moscow Exchange globally and its evolution as a financial center providing a full range of services to international investors

•                           MTS’s increasing financial and operational focus towards the Russian market, where the company has a leading position

Within the scope of the review, the Company is seeking to assess the available mechanisms to increase liquidity and trading volumes on the Moscow Exchange (MOEX), evaluate current allocation of the traded free-float and to review a potential listing structure where Moscow may become the primary market for MTS shares. The review will also examine whether or not having the Company’s listing in the United States with associated costs continues to serve the best interests of MTS’ shareholders, or whether a listing elsewhere may be preferable.

Therefore, the Management Board has instructed the investor relations team to initiate a consultation process with institutional investors to gather feedback and analyze investor views on the company’s capital markets’ structure and current allocation of the free-float. In order to enable the process, the Company is issuing this announcement. As part of these consultations, among other factors, MTS seeks to engage investors on the topics of global liquidity pools access and international index eligibility, investment convenience, added value of the ADR program, exchange and depositary costs as well as investor mandates and general preferences.

Andrey Kamensky, Vice President, Finance, Investments and M&A, MTS, commented:

“We want to engage with investors to discuss their preferences, ability and any potential restrictions in relation to different listing options. This consultation is not about any immediate decisions. Rather, the review’s scope is strategic in nature and we believe that the resulting insights will help us ensure that MTS equity capital markets and listing framework maintains maximum investor appeal in the context of on-going market developments. We continue to see strategic benefits of being a publicly listed company, and remain committed to full transparency with our shareholders, strong governance practices and providing attractive shareholder returns.

“This public announcement will ensure that our investors are not exposed to any regulatory risks as they engage with us in a frank and open dialogue on the subject”

The company will hold a short conference call for investors followed by a Q&A session on February 8, 2019:

The conference call will start at:

Moscow:                                              18:00

London: 15:00

New York:                                      10:00

To take part in the conference call, please dial one of the following telephone numbers and quote the confirmation code, 50697997#

From Russia:

+7 495 646 93 15 (Local access)

8 800 500 98 63 (Toll free)

From the UK:

+44 20 7194 37 59 (Local access)

0800 376 6183 (Toll free)

From the US:

+1 646 722 4916 (Local access)

1 844 286 0643 (Toll free)

The webcast will be available at:

https://webcasts.eqs.com/mobiletele20190208

A replay of the conference call will be available for ten days on the following telephone numbers:

From Russia: +7 495 249 16 71 (Local access)

From the UK: +44 20 3364 5147 (Local access)

From the US: +1 646 722 4969 (Local access)

Replay pass code: 418830782#

***

For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

* * *

Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile, fixed-line and digital services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: February 8, 2019